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Filed by iVillage Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: iVillage Inc.
Commission File No.  000-25469


FOR IMMEDIATE RELEASE

                          iVILLAGE TO ACQUIRE WOMEN.COM
               CREATING WORLD'S LARGEST WOMEN'S DESTINATION ONLINE

          The Hearst Corporation Commits Approximately $40 million Cash for iVillage Securities and Services

NEW YORK - February 5, 2001 - iVillage Inc. (Nasdaq: IVIL), operator of the iVillage Network, which includes iVillage.com, Lamaze Publishing and the Newborn Channel, today announced that it has signed a definitive agreement to acquire all outstanding shares of Women.com Networks, Inc. (Nasdaq: WOMN), creating the world's largest and most comprehensive destination for women on the Web. In a separate announcement, iVillage also reported its Fourth Quarter 2000 and Fiscal Year 2000 Financial Results.

"This acquisition strengthens the competitive position of iVillage, increasing its traffic and attractiveness to new sponsors," said Doug McCormick, who will serve as Chairman and Chief Executive Officer of the combined entity. "It gives iVillage the highest reach among women's sites and propels us into the top 20 digital media/Web properties."

McCormick continued, "By combining the two top players in the online women's space, we are creating the most comprehensive destination to meet the everyday needs of women online. Sponsors benefit by having one-stop access to one of the most highly targeted and desirable demographics on the Web. Additionally, through this agreement, we are partnering with Hearst, the number one women's media company. Hearst's $40 million commitment overall to the venture is a clear affirmation of their belief in iVillage and the viability of the online women's space."

The overall transaction has an aggregate value of $47 million, based on the February 2, 2001 closing price of iVillage common stock $1.69. Under terms of the merger agreement, iVillage will issue 0.322 shares of iVillage Common Stock for each share of Women.com Common Stock on the closing date of the acquisition, plus an aggregate amount of cash currently anticipated to be approximately $250,000.

In addition, through a registered rights offering, The Hearst Corporation and Women.com's other public stockholders will have the opportunity to invest an aggregate of $20 million in iVillage in exchange for approximately 9.3 million shares, and warrants to purchase an additional approximately 2.1 million shares, of iVillage Common Stock. To the extent any of Women.com's other stockholders do not purchase their pro rata percentage of iVillage shares and warrants in this


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rights offering, The Hearst Corporation has agreed to purchase any such shortfall.

The Hearst Corporation has also committed to purchase from iVillage a range of approximately $15 - $21 million in production and advertising services over a three-year period.

Marleen McDaniel, Chairman and Chief Executive Officer of Women.com will assist the new company through its transition period. Three designees of The Hearst Corporation will be appointed to the iVillage board. Other management structure decisions will be determined at a later date.

"This is a great move for iVillage and true to our mission," said Candice Carpenter, Co-Founder of iVillage. "As the number of women online continues to grow, iVillage will remain a trusted place for women to find solutions for their everyday lives."

"We're thrilled to join together the two leading Internet sites for women," said Marleen McDaniel. "By joining together, we will further elevate iVillage and provide women online with an even broader spectrum of offerings than ever before."

This acquisition creates the critical mass for additional revenue streams, including digital subscription services, as well as provides further opportunities to monetize iVillage's user base. It also offers the potential to create a separate research company by combining the research efforts already underway at both iVillage and Women.com.

The transaction, which is expected to close in the second quarter of 2001, will be accounted for as a purchase and is subject to approval by the stockholders of iVillage and Women.com, and certain regulatory and customary closing conditions. Hearst Communications, Inc., which owns approximately 46% of Women.com, has agreed to vote all of its shares of Women.com in favor of the transaction.

Allen & Co. served as financial advisor to iVillage Inc.


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IMPORTANT NOTE:
iVillage management will host a conference call today, February 5, 2001, at 5:30 p.m. to discuss additional details relating to the Company's acquisition of Women.com. iVillage will also discuss its Fourth Quarter and Fiscal Year 2000 results on this call, as previously scheduled. The call can be accessed through the ivillage.com Web site located at www.ivillage.com, and on Street Events, located at www.streetevents.com. A replay of the conference call will be available on iVillage's Investor Relations Web site for 48 hours after the call and can be accessed two hours after the call's start time.
--------------------------------------------------------------------------------

About Women.com

Among the top 50 most visited Internet properties, Women.com (Nasdaq:WOMN), is a leading women's Internet network offering programming, community and personalized services that are relevant, interesting and immediate to women online. Uniting some of the most highly read magazine titles in the world, such as Cosmopolitan, Good Housekeeping, Redbook and Prevention, Women.com incorporates its assets into a network that is 200,000 pages deep and 18 topical


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channels wide. Women.com offers expert advice, in-depth information and unique services and tools to assist visitors in every area of their lives, from health to home, parenting to career. Founded in 1992, Women.com is headquartered in San Mateo, California, with major operations in New York City and offices in other U.S. locations. The Hearst Corporation currently holds a 46 percent equity position in Women.com, and The Walt Disney Company owns nearly 3 percent of the company's outstanding shares. Other major shareholders include Rodale and Torstar Corporation.

About iVillage.com: The Women's Network

iVillage.com: The Women's Network (http://www.ivillage.com and AOL keyword: ivillage) is the leading women's network online providing practical solutions and everyday support for women between the ages of 25 and 54. iVillage.com is organized into branded communities across 18 content channels that focus on issues of most importance to women and provide interactive services, peer support and online access to experts and tailored shopping opportunities. Content channels include Astrology, Babies, Beauty, Books, Computing, Diet & Fitness, Food, Games, Health, Home & Garden, Lamaze, Money, News & Issues, Parenting, Pets, Relationships, Shopping, and Work. Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq: IVIL) is a new media company, recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger, iVillage and Women.com will file a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus will be included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage will be mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.

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CONTACTS:

Carl Fischer                                  Carina Thate
Vice President, Corporate Communications      Managing Director
iVillage Inc.                                 The Abernathy MacGregor Group Inc.
212.600.6502                                  212.371.5999
cfischer@mail.ivillage.com                    CCT@abmac.com

Becca Perata
Vice President, Corporate Communications
Women.com
650.378.4952
bperata@women.com


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